SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Press Release

Thomson Expands Broadband Activities in China and Asia

Through Strategic Investment in NCDT

Development of Digital Satellite and Cable Business Part of Thomson’s Strategic Growth Initiative

Paris, July 29, 2004 -Thomson (Euronext 18453; NYSE: TMS), the worldwide leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced that it is acquiring a major stake in Nokia/CITIC Digital Technology (NCDT), a leading provider of cable set-top-boxes in the People’s Republic of China. NCDT is a joint venture formed by Nokia, CITIC Technology Co Ltd, a technology investor which is fully owned by financial and industrial conglomerate CITIC group, and Academy of Broadcasting Sciences (ABS), a research and development organization reporting to SARFT (State Administration for Radio, Film and Television).

The joint venture will be renamed Thomson/CITIC Digital Technology (TCDT) subject to the transaction’s approval by the Chinese regulatory authorities.

Through its Broadband Access Products organization, Thomson develops technologies, products and solutions for broadband network operators who deliver digital entertainment and data to consumers and businesses. Thomson is already the worldwide leader in digital set-top-boxes and DSL modems, with strong positions in the Americas and Europe. The new TCDT partnership represents a key step in further developing Thomson’s presence in the promising markets of China and Asia as a provider of equipment and services for the production and distribution of audiovisual content.

TCDT will target cable TV operators with new and exciting technologies at competitive prices, delivering end-to-end solutions with unparalleled quality and usability. Thomson will notably bring its best-in-class cable set top box technology to strengthen the joint venture’s leadership in the Chinese market. Thomson’s DCI1000 platform, which has been very successful on a worldwide basis since its introduction at the end of 2003, was recently customized for the Chinese market.

In anticipation of the explosive growth of digital communications in China, Thomson has also established a research and development laboratory in Beijing. This laboratory will be fully operational at the end of August and will help develop broadband access products both for the Chinese and the international market and conduct long-term projects for the corporate technology group.

“We are especially pleased to work in conjunction with CITIC, a company with major investments in Chinese cable, and SARFT. Together with CITIC and SARFT, we are dedicated to serving China’s digital TV market, whose growth will be boosted by a strong governmental commitment to have world-class digital infrastructure for the 2008 Olympics,” said Ghislain Lescuyer, Executive Vice President, Broadband Access Products, Thomson.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is the leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

Press Release

Microsoft Extends Agreement With Thomson to Manufacture

Next-Generation MSN TV Set-Top Box

Leaders in Internet TV and Entertainment Technology Partner to Deliver

Broadband-Enabled Internet and Media Player for the Living Room

REDMOND, Wash. and PARIS — Aug. 2, 2004 — MSN® TV service (http://www.msntv.com/) from Microsoft Corp., a leading provider of Internet service on television, and Thomson (Euronext Paris: 18453, NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, have entered into an agreement to develop a broadband home-network-enabled version of Microsoft’s MSN TV Internet receiver. The new system is a complete overhaul of the existing device and service based on standard Microsoft® technologies and incorporates new advanced technology from Thomson. The product will be available through major retailers in time for the 2004 holiday shopping season.

“Thomson is a valued partner that shares our vision of making it easy to connect the digital world to your living room,” said Sam Klepper, general manager of MSN TV. “That’s why we selected the company to design and manufacture our next-generation system. It is a giant leap forward that will appeal to a much broader set of consumers.”

“For the past four years we have partnered with the MSN TV organization to give consumers the ease of use, reliability and affordability they value in accessing the Internet on television. As a leader in delivering interactive video solutions to consumers, we are excited to be working with Microsoft on product innovations that will make MSN TV’s service more appealing for users at all levels — including digital media enthusiasts — with exciting new options,” said Keith Wehmeyer, general manager of IP Decoders at Thomson.

Additional information regarding the specifics of MSN TV’s next-generation product and service will be announced at a later date.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is the leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

About MSN TV Service and Microsoft

Based in Mountain View, Calif., MSN TV service is a product group in Microsoft’s MSN division that makes use of everyday technology to help people of all ages and abilities get connected and stay connected to the people around them. By connecting to a television and existing phone line, MSN TV service subscribers can surf the Web, send and receive e-mail, chat, and create instant messages using world-class MSN services such as MSN Messenger and MSN Search. Formerly WebTV®, MSN TV service was acquired by Microsoft in 1997 and renamed in July 2001 to better reflect the natural synergies between the WebTV service and the vast array of Microsoft and MSN resources. More information on MSN TV can be found at http://www.msntv.com/.

About MSN

MSN attracts more than 350 million unique users worldwide per month. With localized versions available globally in 38 markets and 18 languages, MSN is a world leader in delivering Web services to consumers and online advertising opportunities to businesses worldwide. The most useful and innovative online service today, MSN brings consumers everything they need from the Web to make the most of their time online. MSN is located on the Web at http://www.msn.com/. MSN worldwide sites are located at http://www.msn.com/worldwide.ashx.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

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Microsoft, MSN and WebTV are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

For more information, press only:

Benjamin Billingsley, Trylon Communications, (212) 725-2295, benb@tryloncommunications.com

Note to editors: If you are interested in viewing additional information on Microsoft, please visit the Microsoft Web page at http://www.microsoft.com/presspass/ on Microsoft’s corporate information pages. Web links, telephone numbers and titles were correct at time of publication, but may since have changed. For additional assistance, journalists and analysts may contact Microsoft’s Rapid Response Team or other appropriate contacts listed at http://www.microsoft.com/presspass/contactpr.asp.

Press release

Thomson Signs Multi-Year Set-Top Box Agreements with Sky Mexico and Sky Brasil

New Contracts Extend Strategic Supplier Relationship With News Corp.

Indianapolis, IN, and Paris, France, 4 August 2004 – Thomson (Euronext Paris: 18453) (NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced it has signed two year agreements with both Sky Mexico and Sky Brasil for the manufacture of digital set-top boxes that will deliver digital satellite television throughout each country.

The agreements further reinforce Thomson’s position as the worldwide leader in satellite set-top boxes and follow the global strategic supplier agreement signed between Thomson and News Corp in November 2003. For the past year, Thomson has been targeting growth within the News Corp family of operators as a key corporate priority.

Sky Brasil, a strategic alliance between News Corporation, Organizações Globo and Liberty Media International, operates Latin America’s largest digital direct to home (DTH) television service with over 800,000 customers enjoying more than 150 channels with DVD quality of video and audio. Sky Mexico, is the largest digital DTH television service in Mexico with over 900,000 subscribers, and is offered through an alliance of News Corp., Grupo Televisa and Liberty Media International.

“We are pleased to be able to provide these two important markets with products that reflect our technology innovations and manufacturing expertise,” commented Tim Saeger, Vice President, Americas Satellite, Thomson. “These contracts solidify Thomson’s worldwide leadership position in satellite decoders and are the latest development in a multi-year relationship with News Corporation companies that includes manufacturing agreements with BSkyB, DirecTV and Sky Italia,” he added.

In commenting on the announcement, Ricardo Miranda, Chief Executive Officer of Sky Brasil said, “For more than 10 years, Thomson has been the leading supplier of digital satellite decoders and we look forward to offering our many subscribers the advanced television technologies that this new set-top box will deliver. We have very specific technical requirements and we are confident that Thomson will be able to meet these demands.”

The MPEG 2 decoders will be manufactured in Thomson facilities in Juarez, Mexico and Manaus, Brazil. Unique to the Sky Brasil decoder is the capability for Digital C-Band reception along with Dolby Digital audio. Sky Mexico is focusing on the unique solution provided by Thomson for multiple decoders in a subscriber’s home.

The agreements significantly reinforce Thomson’s Video Networks Solutions Division, which provides digital equipment and services for broadcast television, cable and other network operators. Through this division, Thomson is the world’s leading suppliers of digital satellite set top boxes, DSL modems and IP Video set top boxes. The agreements will allow Thomson to further expand its leadership position in providing advanced technology and solutions to integrated media companies around the world.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute forward-looking statements within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated entertainment and media companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators and manufacturers and retailers through its Technicolor, Grass Valley, RCA and THOMSON brands. For more information: www.thomson.net

Thomson’s Broadband Access Products activity, part of Thomson’s Video Network Solutions division, is a leading supplier of digital entertainment receivers to the world’s major satellite, cable and terrestrial broadcasters and is the number one supplier of satellite receivers in the world. It is also one of the leading suppliers of high-speed modems, IP set-top boxes, and telephones to telephone companies around the globe. Products are marketed under several brands including RCA, Thomson, and SpeedTouch.

Press release

Thomson Announces FCC Approval of SmartRight Digital

Content Protection System as “Broadcast Flag” Technology

SmartRight Among A Select Group of “First Approved” Technologies, Initiative Supported

by Content Owners for Superior Protection Against Internet Redistribution

Washington, D.C. and Paris, France – 4 August 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced that the U.S. Federal Communications Commission (FCC) has approved the SmartRight digital content protection system as a technology that can effectively prevent unauthorized, indiscriminate Internet redistribution of digital broadcast content. The FCC’s approval of SmartRight places it among an elite group of “first-approved” technologies eligible for licensing by manufacturers of all consumer electronic and personal computing products that receive and/or handle digitally broadcast content. Rules adopted by the Commission in 2003 require all such digital television devices to incorporate FCC-approved “broadcast flag” technologies by July 1, 2005.

Designed by Thomson and other members in the SmartRight Association as the next-generation content protection system for digital home networks, SmartRight accomplishes the FCC’s “Broadcast Flag” objectives by offering content owners a secure and pervasive method, employing multiple redundancies, to protect their digitally-broadcast works from indiscriminate redistribution over the Internet. SmartRight not only preserves, but also enhances, consumers’ use and enjoyment of digital television.

“We are very pleased with the FCC’s approval of SmartRight as a digital broadcast content protection technology that can affirmatively and effectively recognize and respond to the Broadcast Flag to protect digitally-broadcast content from illicit Internet redistribution. SmartRight creates a Personal Private Network for each consumer’s home, keeping content in the hands of law-abiding consumers and thwarting would-be pirates. The system is extremely flexible and easily renewable. It can someday be used by consumers to access and enjoy legally-obtained digital content received in a home network – even from their authorized devices that are half a country away,” said Jean-Charles Hourcade, Senior Vice President of Thomson’s Technology group.

“Thomson’s unique position as both a world-leading technology company and service provider to the motion picture studios enabled it, with its industry partners that are part of the SmartRight Association, to design a system that responds not only to consumers’ demands for innovation and flexibility, but also to content owners’ demands for security and renewability,” Hourcade continued. “The FCC’s approval of SmartRight, and the motion picture industry’s endorsement earlier this year, affirm that both of these goals have been successfully achieved.”

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

Thomson to Acquire Gyration

Move will enhance Thomson’s technology portfolio

and consumer accessories business

Indianopolis, IN and Paris, France, 5 August 2004 – Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in integrated solutions (technologies, equipment and services) for the entertainment and media industries, today announced its agreement to acquire Gyration, a Silicon Valley technology company which had sales of $14 million in 2003. The acquisition is expected to close in the third quarter.

Founded in 1989, Gyration has developed a line of next-generation user-interface (UI) devices using proprietary technology based on gyroscopes. The technology is currently incorporated in a variety of hand-held UI devices, mainly for personal computers (PCs). The patent-protected “In Air” motion-sensing technology is based on a tiny embedded gyroscope that can measure the angle and speed of deviation to move a cursor or other indicator between “Point A” and “Point B”. This allows users to select content or enable features on a device by simply pointing in the air.

The market for such devices is currently estimated at $200 million in the US alone and demand is expected to grow with the convergence of PC, set-top boxes, game consoles and television.

Thomson will use Gyration’s gyroscope technology within its own business, notably as remote controls for its set-top box and accessories activities. The Group also intends to extend applications of Gyration’s core technology and know-how by licensing it to existing customers as well as to industries such as interactive gaming, hand-held devices, and automotive-related products.

The benefits of the acquisition to Thomson will accordingly be seen across the Group’s Broadband, Components, Accessories and Intellectual Property and Licensing activities, which are part of its Industrial & Consumer Solutions and Video Networks Solutions Divisions.

“Gyration’s proprietary technology is a step forward in functionality in a converging technology environment. This acquisition demonstrates Thomson’s ability to leverage new technologies in-house, as well as to promote these technologies with partners and clients across a broad spectrum of applications beyond consumer electronics,” said Thomson Display & Components Executive Vice President Didier Trutt.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, or regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

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About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) is the leading provider of technology and service solutions for integrated media and entertainment companies. By capitalizing on and expanding its leadership positions at the intersection of entertainment, media and technology, Thomson provides end-to-end solutions to content creators, video network operators, manufacturers and retailers through its Technicolor, Grass Valley, THOMSON and RCA brands. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6th, 2004	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer